October 4, 2013

Securities and Exchange Commission

100 F St., NE

Washington, D.C. 20549-7010

Attn: Karl Hiller, Division of Corporation Finance

RE:	Atwood Oceanics, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2012
Filed November 19, 2012
Response Letter dated July 26, 2013
File No. 1-13167

Ladies and Gentlemen:

With respect to the comments of the staff to the captioned filing, on behalf of Atwood Oceanics, Inc. (the “Company”), we submit the following responses to your letter dated September 6, 2013, relating to the Company’s Form 10-K for the year ended September 30, 2012 (the “Form 10-K”). The captions and numbers set forth in this letter correspond to the captions and numbers included in the staff’s letter of September 6, 2013. For your convenience, we are enclosing a copy of your September 6, 2013 letter.

Form 10-K for the Fiscal Year ended September 30, 2012

Management’s Discussion and Analysis, page 25

Critical Accounting Policies, page 37

Comment:

1.	We have read your response to prior comment two, and understand that you view mobilization as a separate deliverable because personnel aboard the vessel during this period are engaged in various activities which are necessary to prepare them and your equipment for drilling, and you have arranged to be compensated on a day-rate basis. You explain that such personnel include your employees, your customers and contractors, and that their activities include installation and testing of equipment, maintenance and repairs and training. However, you have not identified any instances under which mobilization services are provided to customers without also drilling a well, nor have you addressed the guidance in FASB ASC 605-35-25-10 through 13 regarding the criteria that must be satisfied in order to properly segment a contract.

Based on your responses and the various details you provided, it does not appear that your contract for the Atwood Condor meets the criteria for segmenting. We have consulted with our Division Office of Chief Accountant and believe that you will need to revise your financial statements to defer and recognize fees received during mobilization over the period that drilling occurs, consistent with the guidance in FASB ASC 605-35-25-51 through 53, and SAB Topic 13.A.3.f, IRQ 1 and 2. Your accounting for drilling contracts, and disclosures about revenue recognition and deferred fees and costs on page 37, and the corresponding accounting

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policy notes on pages 48 and 49, should be revised accordingly. Please also expand your disclosures to address the following points:

•	You should emphasize the importance of determining the period over which drilling actually occurs in order to accurately measure the percentage of completion and to properly distinguish this period from the “term of a drilling contract” which may encompass periods and activities that while perhaps necessary to prepare your employees and equipment for drilling, do not generally include or represent separate deliverables for which you earn revenues.

•	Please indicate which of the two methods described in FASB ASC 605-35-25-82 through 84 you apply consistently to recognize revenues and cost of revenues.

•	Please refer to the guidance on input and output measures in FASB ASC 605-35-25-70 through 77 pertaining to the percentage of completion computation, and specifically paragraph 75 which stipulates that amounts paid by the company for costs during the early stages of a contract that do not relate to contract performance (i.e., drilling a well) should be excluded when using a method of computing percentage of completion based on costs incurred; this guidance is also consistent with FASB ASC 605-35-25-53. We understand that you may need to modify your general approach to resolve the concerns outlined in this letter; the manner by which you measure progress and your rationale should be disclosed.

•	You will need to evaluate whether all of the costs incurred during mobilization are properly considered contract costs under the guidance in FASB ASC 605-35-25-34 through 37. As described in your response, it appears that some of these costs cannot clearly be related to construction (i.e., drilling or building wells) and should therefore be accounted for as period costs consistent with FASB ASC 605-35-25-35. It also appears that some costs are in the nature of start-up costs (see FASB ASC 720-15-20a) for a new rig that should be expensed as incurred in accordance with FASB ASC 720-15-25-1. Please disclose details sufficient to understand how you distinguish between various costs in these respects.

•	Under FASB ASC 605-35-25-78, you are required to periodically review and confirm the reliability of your method of computing percentage of completion by alternate means that involve observation and inspection. Please describe in your critical accounting policy disclosures your efforts to comply with this guidance.

You may submit your proposed revisions and draft amendments to your periodic reports for review in advance of filing these documents. Please include an explanatory note at the forepart of each document and the error correction disclosures in the notes to the financial statements to comply with FASB ASC 250-10-50-7 through 11. You will also need to update the certifications to comply with Rule 12b-15 of Regulation 12:B.

If you believe the differences are not material and restatement of your financial statements is therefore not required, please provide a materiality assessment supporting your position that adheres to the guidance in SAB Topic 1:M.

Response:

Based on the above written comment and verbal communications during our conference call with the staff on September 24, 2013, our response will be ordered as follows:

•	Recap of the opening comments made during the conference call regarding our industry and company business model along with additional background information for the Atwood Condor contract

•	Recap of the technical discussion during the conference call which addressed the specific points of this comment

•	Responses to specific questions asked by the staff during the conference call

Recap of opening comments

We provide offshore drilling services, which entails providing a specific rig in specific location(s) to drill a specific program on a time and materials basis. Said differently, we are in the business of selling full service rig time. This includes the physical rig asset plus a crew complement to operate the rig safely and efficiently. Crew complements are divided into four departments including drilling, maintenance, commissary and, for our self-propelled (dynamically-positioned – “DP”) rigs, marine.

The cost of our drilling rig represents only a portion of our customers’ daily spread costs, which ranges from one-third to one-half of our customers’ total daily spread costs. Daily spread costs include all costs incurred by our customers to drill a well including their mobilization, personnel costs, supply and work boats and third-party service personnel to perform cementing, logging and other related services. Given the nature of the offshore oil and gas industry, every contractor and subcontractor involved in drilling offshore oil and gas well incurs mobilization and demobilization costs, and such costs represent a material portion of their contract costs.

Operating offshore is inherently dangerous and oil and gas companies purposely limit the amount of equipment and the number of personnel on an offshore site. Further, unlike onshore drilling, there is limited space and accommodations to facilitate the queuing up of contractors and subcontractors. Thus, being able to mobilize quickly and efficiently is critical to the process of drilling an offshore oil and gas well, and is an attribute that customers consider when awarding contracts.

We are contracted to drill different types of wells which include exploration, appraisal and development wells. The type of services provided to drill these well types can differ from contract to contract. A critical element of what we provide to our customers is the ability to mobilize our rigs from well site to well site, as well as the act of undertaking such mobilization activities at the direction of our customers. Without mobilizing our rigs and personnel, as well as the personnel and equipment of our customers and their other contractors, it would not be possible for our customers to fully engage in their exploration, appraisal and development activities. For example, currently in Thailand, we have rigs drilling wells with average durations of 17 days followed with rapid movement to the next well location, while on the other hand we have a rig in Australia that is currently drilling long-term development wells with multi-month durations.

Day rates fluctuate by the type and capabilities of the rig, operating jurisdiction and nature of the services being provided. Bottom supported rigs (“jack-ups”) have smaller crew complements, usually up to 120 personnel, whereas ultra-deepwater, dynamically positioned (“UDW DP”) rigs, like the Atwood Condor, could have up to

190 personnel on board. A self-propelled rig is considered more capable than non-self-propelled rigs and hence garners a higher day rate specifically due to its ability to move under its own power. Further, being able to move to different well locations and even to different jurisdictions is integral to a UDW DP rig’s performance under multi-year exploration contracts such as the case for this Atwood Condor contract. It is not unusual in our industry for UDW DP rigs under long-term contracts to mobilize to different jurisdictions during the contract term. A few recent examples are as follows:

•	While working for Shell, the Noble Discover relocated from Southeast Asia to Alaska in 2012.

•	While working for Exxon, the Transocean Deepwater Champion relocated from the Black Sea to the U.S. Gulf of Mexico in 2011.

•	While working for Statoil, the Transocean Discover Americas relocated from the U.S. Gulf of Mexico to Egypt in 2010.

Under most drilling contracts, we can earn various day rates based upon the service being provided – operating, standby, mobilizing, repairing equipment, waiting on weather or force majeure. There are many examples of rigs earning revenue while on a standby rate. One example of which was during the months that followed the Macondo incident in April 2010 when the Deepwater Horizon experienced a blowout in the U.S. Gulf of Mexico, there were many rigs on standby rates. During that time, there was no immediate visibility for resuming drilling operations.

Focusing specifically on the Atwood Condor contract, our mobilization revenue is determined based on the following factors:

•	Our customer, Hess Corporation, contractually accepted the rig offshore the shipyard in Singapore immediately following completion of construction. In contract drilling terms, this means that they no longer had any rights to terminate for any equipment or system test failure upon arrival at location in the U.S. Gulf of Mexico. The receipt and recognition of revenue was not contingent upon passing any acceptance tests upon arrival at the first drilling location. This differs from many drilling contracts in our industry, especially those with national oil companies such as Petrobras, Sonangol or Pemex, which require final rig acceptance testing at the first drilling location. Delayed acceptance by the customer will delay the commencement of the contract, and a failed acceptance test can even lead to the cancellation of the drilling contract. The Atwood Condor contract did not include such contingencies.

•	Our mobilization revenue was in the form of a daily rate for the duration of the move from Singapore to the U.S. Gulf of Mexico with no limits on the actual mobilization duration. Many other drilling contracts in our industry provide a lump sum mobilization amount which only becomes due and payable only upon arrival and acceptance of the rig at first location.

•	As discussed in our response letter dated July 26, 2013, customer personnel and equipment and third-party personnel and equipment (who contract directly with our customer) traveled with the rig during the mobilization period. Customer and third-party personnel numbered anywhere from five to up to 50 during the mobilization period.

From an economic perspective, if we were to defer the revenue earned during mobilization period and amortize only over the drilling period, the effective day rate would increase from $515,000 per day to approximately

$575,000 per day which we believe would have exceeded by a significant margin the market day rates for similar rigs performing similar drilling activities in the U.S. Gulf of Mexico at that time. We believe this is further indication that deferring mobilization revenue would not be reflective of the true economics of this contractual arrangement.

Technical discussion recap

We understand and do not take exception to your view that we should not apply the segmenting guidance in FASB ASC 605-35-25-10 through 13 because the contract does not meet those criteria. The intent of our previous responses was to demonstrate that mobilization is a fundamental, integral element of the services indicated in the “scope of work” clause and that revenue should be recognized during that time. However, we do note the following:

•	The segmenting guidance pertains to the amount of margin that will be recognized over the various segments, not the time period over which revenue should be recognized.

•	The margin we recognized during the mobilization period and the margin recognized while operating is materially consistent for the Atwood Condor contract.

We disagree with your comment that we should defer revenue recognition to the drilling phase simply if the contract does not qualify for segmenting because we are obligated to perform any tasks needed under the contract and our customer is obligated to compensate us for performing such tasks.

In addition, it is our view that SAB Topic 13.A.3.f, IRQ’s 1 and 2 are not applicable because SAB Topic 13.A.1 indicates that if “a transaction is within the scope of specific authoritative literature that provides revenue recognition guidance, that literature should be applied.” The specific literature we follow is FASB ASC 605-35 Revenue Recognition—Construction-type and Production-type Contracts. Notwithstanding our view, we previously addressed IRQ 1 in our response letter dated May 15, 2013. We do not believe the daily rates received during mobilization are “up-front fees” as described in IRQ 1. Rather, they are rates received to perform specific activities called for under the Atwood Condor contract. We also considered IRQ 2 and concluded the costs incurred during the mobilization period have a direct relationship with the performance of services specified in the contract.

The Atwood Condor contract is a “time-and-material contract”, which is within the scope of ASC 605-35, because it requires undertaking a particular activity pursuant to the contract and requested by the customer in exchange for a specified rate. The unit of delivery is rig time, which is consistent with any other time-and-material contract. Rig time, which is the period of time our customers are given access to the rig, is a fundamental element of our deliverables. Our drilling contracts provide for a suite of services to be performed by us in order to drill a well or wells for our customers at their discretion, and this suite of services are not listed or described in the contracts but are understood to be inherent in the scope of work to be performed. This is evidenced by the fact that customers are willing and obligated to pay for rig time, irrespective of the activities that are then being performed (e.g., time spent mobilizing, inspecting equipment, repairing equipment, waiting on weather and other standby time). We are not responsible for the completion of the construction of the well nor are we compensated as such. In addition, none of our compensation is predicated on reaching certain well construction milestones. Thus, we believe recognition of revenue over the entire length of the contract, including mobilization and other related activities, not just the period during drilling operations, is correct.

Regarding the question about the appropriate method of recognizing income under percentage of completion in the second bullet of the staff’s comment 1, we follow FASB ASC 605-35-25-55 Units of Delivery Method, which is a modification of the percentage of completion method, to determine the time period over which revenue should be recognized. This guidance calls for revenue recognition over the term of the contract as our time-denominated units of service are provided to the customer. This is consistent with FASB ASC 605-35-25-52(b) which states “income recognized shall be that percentage of estimated total income…that may be indicated by such other measure of progress toward completion as may be appropriate having due regard for work performed.”

In addressing the third and fourth bullet points of the staff’s comment 1, our policy is also consistent with an approach to measure progress using the efforts-expended method as referenced in FASB ASC 605-35-25-72, because it is a method based on rig time, which is substantially the same as the labor hours method. As previously explained, mobilization is a critical activity for all contractors and subcontractors involved in drilling an offshore oil and gas well. For the Atwood Condor contract, mobilization costs should not be considered precontract costs since mobilization of the Atwood Condor is specifically part of our contract with Hess. Accordingly, and consistent with paragraph 2.27 of the AICPA Audit and Accounting Guide for Construction Contractors, mobilization costs related to moving the Condor from Singapore to the Gulf of Mexico were considered in our measure of extent of progress toward contract completion. We acknowledge that FASB ASC 605-35-25-53 and 75 indicate the percentage of completion method might exclude costs incurred in the early stages of a contract if such exclusion would result in a more meaningful allocation of income. We also acknowledge that under FASB ASC 605-35-25-34 through 37 and FASB ASC 720-15-20a, certain costs incurred may not be considered contract costs and must be accounted for as period costs.

We have evaluated the costs incurred during the mobilization period for the Atwood Condor and have concluded that substantially all costs incurred are contract costs under the guidance referenced in the previous paragraph. None of the activities undertaken during the mobilization period would be considered “precontract” costs as the activities and services were performed for an existing contract. Nor do we believe such costs are related to “start-up activities” under ASC 720-15 because (1) we conduct operations on a global basis and routinely mobilize rigs to different jurisdictions, and (2) such costs are not related to a new facility, new product or service, new class of customer or commencement of some new operation. Furthermore, ASC 605-35-25-41(d) indicates that “Learning or start-up costs incurred in connection with existing contracts and in anticipation of follow-on or future contracts for the same goods or services should be charged to existing contracts. The activities and services provided while the Atwood Condor was mobilizing are required for relocation to a different jurisdiction or well location. Specifically related to the Atwood Condor, this rig recently completed its work with Hess and transferred over to Shell. Prior to beginning Shell’s drilling activity, the rig was under contract and on standby rate for approximately three weeks while performing many of the activities and services that also occurred during the mobilization period for Hess. Regardless of the determination of these costs, our policy is that the day-to-day costs, which include crew costs, catering, repairs and maintenance, insurance and training, are expensed as incurred as period costs in the same period the related revenue is recognized. This approach is consistent with the AICPA’s Audit and Accounting Guide—Construction Contractors, which indicates in Exhibit E-4 that mobilization costs would be included in the cost-to-cost calculation for measuring progress. Although we do not follow the cost-to-cost method, this example contemplates that revenue would be recognized during the mobilization period as costs are incurred.

In response to the fifth bullet point of the staff’s comment 1 regarding periodically reviewing and confirming the reliability of our method of computing percentage of completion by observation and inspection, the Atwood Condor contract is a time-and-material contract as discussed above, whereby time is tracked in the daily drilling log which is reviewed and approved by the customer. Performance under the contract is based on operating time as contrasted with a turnkey contract which is based on progress towards completing a well.

Based on facts presented above, we believe we have correctly accounted for the Atwood Condor contract in our past reports, and there is no requirement for proposed revisions, amendments, error correction disclosures or materiality assessments at this time. However, we propose to revise our future filings beginning with our annual report on Form 10-K for the year ended September 30, 2013 to clarify our disclosures about revenue recognition and deferred fees and the corresponding accounting policy notes. As our most recent fiscal year end was just completed, we target filing our Form 10-K for the fiscal year ended September 30, 2013 by mid-November.

Responses to conference call questions

Staff questions #1& 2 – Provide additional analysis on how “startup” costs are accounted for and further distinguish between “startup” costs incurred that are necessary for the performance under the contract versus “startup” costs incurred that are not related to the contract.

•	Please refer to paragraphs two and three on page six where we are responding to the third and fourth bullet points of the staff’s comment 1.

Staff question #3 – Which percentage of completion method does the Company follow as described in FASB ASC 605-35-25-52?

•	Please refer to the first paragraph on page six regarding the appropriate method of recognizing income under the percentage of completion method.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking an action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (713) 749-7902 if you have any further questions. We thank you for your attention to these matters.

Respectfully yours,

/s/ Mark L. Mey

Mark L. Mey

Senior Vice President, Chief Financial Officer